11023066

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Smith 503-224-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200 (Address) Portland (City) OR (State) 97205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NATALIE LYNN MUELLER
NOTARY PUBLIC-OREGON
COMMISSION NO. 451518
MY COMMISSION EXPIRES SEPTEMBER 04, 2014

Signature

Chief Financial Officer & Chief Operating Officer
Title

Natalie Mueller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 10
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of net capital under Rule 15c3-1 of the Securities Exchange Commission	11 – 12
Schedule II – Computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Commission	13
Schedule III – Information relating to possession or control requirements under Rule 15c3-3 of the Securities Exchange Commission	14
Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission (SEC) Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	15 – 17
SIPC SUPPLEMENTAL INFORMATION	
Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures to the SIPC Assessment Required by SEC Rule 17a-5	18 – 19
Exhibit I – Schedule of assessment payments to the Securities Investor Protection Corporation for the period from July 1, 2010 to June 30, 2011	20

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Phillips & Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the Company) as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
August 26, 2011

ASSETS		
Cash and cash equivalents	$	466,997
Commissions receivable – clearing broker		71,093
Employee and officer receivables		4,392
Other receivables		1,003
Furniture and equipment, net		91,017
Deposit with clearing organization, restricted		50,000
Prepaid expenses and other assets		53,621
TOTAL ASSETS	$	738,123
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	55,558
Accrued compensation		286,982
Deferred rent		92,117
Note payable		84,131
Total liabilities		518,788
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		169,335
Total stockholder's equity		219,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	738,123

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2011

REVENUES	
Commissions	$ 3,954,933
Fee based revenue	2,259,327
Other	424,112
Total income	6,638,372
EXPENSES	
Compensation and benefits	4,637,960
Occupancy and equipment costs	508,351
Legal and professional	339,759
Clearing and floor brokerage charges	287,515
Insurance	114,828
Licenses and subscriptions	106,149
Travel	102,183
Communications	81,473
Advertising and public relations	78,439
Postage and printing	71,348
News and quotes service	50,177
Sales incentives	25,793
Interest	2,578
Other operating expenses	162,004
Total expenses	6,568,557
NET INCOME	$ 69,815

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2011

	Common Stock		Additional Contributed Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
BALANCE, June 30, 2010	200	$ 50,000	$ 277,126	$ -	$ 327,126
Capital contributions	-	-	348,736	-	348,736
Dividends paid	-	-	(456,527)	(69,815)	(526,342)
Net income	-	-	-	69,815	69,815
BALANCE, June 30, 2011	200	$ 50,000	$ 169,335	$ -	$ 219,335

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 69,815
Adjustments to reconcile net income to net cash from operating activities:	
Loss on fair value of marketable securities	1,471
Depreciation expense	32,483
Operating expenses paid by stockholder and recognized as contributed capital	198,736
Change in cash and cash equivalents due to changes in certain assets and liabilities	
Proceeds from sales of marketable securities	132,749
Commissions receivable – clearing brokers	(19,868)
Employee and officer receivables	13,754
Other receivables	(1,003)
Prepaid expenses and other assets	9,341
Accounts payable	(80,416)
Accrued compensation	35,985
Deferred rent	92,117
Net cash from operating activities	485,164
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(6,227)
Net cash from investing activities	(6,227)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net decrease in note payable	(3,845)
Capital contribution	150,000
Dividends paid	(526,342)
Net cash from financing activities	(380,187)
NET INCREASE IN CASH AND CASH EQUIVALENTS	98,750
CASH AND CASH EQUIVALENTS, beginning of year	368,247
CASH AND CASH EQUIVALENTS, end of year	$ 466,997
SUPPLEMENTAL DISCLOSURE OF CASH AND NON-CASH INVESTING AND FINANCING ACTIVITIES	
Cash paid for interest during the year	$ 2,578
Write-off of fully depreciated assets	$ 38,690
Non-cash capital contributions	$ 198,736

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation operating as a registered broker-dealer in securities and a registered investment advisor with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis through Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Use of estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances at banks in excess of federally insured limits.

Commission revenue and expense – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. Asset management fees are recognized monthly as earned, based upon the terms of the underlying investment advisory contracts. All other transactions are recorded by the accrual method of accounting. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. On occasion the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company classifies all securities owned as trading securities. Securities are carried at fair value, with changes in value reflected in the statement of income. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

In accordance with authoritative guidance, the Company classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

All of the Company's investments are valued based on quoted market prices and, therefore, are considered Level 1 in the fair value hierarchy.

Furniture and equipment - Furniture and equipment are recorded at cost when acquired by the Company. Depreciation is computed using the straight-line method over estimated useful lives of the underlying assets, ranging from three to five years. Depreciation expense for the year ended June 30, 2011 was $32,483. Maintenance and repair costs are charged to operations when incurred. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation, with the gain or loss reflected in operations.

Restricted clearing deposits - The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing-broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company.

Advertising - Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $76,183 for the year ended June 30, 2011.

Deferred rent - For tenant improvement allowances and rent holidays, the Company records deferred rent on the statement of financial condition and amortizes the deferred rent over the terms of the lease as a reduction to occupancy and equipment costs on the statement of income.

Income taxes - The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended June 30, 2011. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company follows an accounting principle relating to uncertain tax positions that prescribes a recognition threshold and measurement process in accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. These provisions have had no financial statement impact to the Company as the Company does not have any entity level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for years 2008 and later.

Subsequent event evaluation – Subsequent events are events or transactions that occur after the date of the statement of financial condition, but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date the statement of financial condition, but arose after that date and before the financial statements are issued.

The Company has evaluated subsequent events through August 26, 2011, which is the date the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company had net capital of $61,777, which was $11,177 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 8.4 to 1 at June 30, 2011.

NOTE 3 – FURNITURE AND EQUIPMENT

The following summarizes furniture, equipment, and accumulated depreciation of the Company as of June 30, 2011:

Furniture	$ 174,885
Equipment	46,616
	221,501
Less accumulated depreciation	(130,484)
Furniture and equipment, net	$ 91,017

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Company has entered into non-cancelable leases for office space and equipment. Future minimum lease payments under non-cancelable operating leases are as follows:

Years ending June 30,	2012	$	288,859
	2013		286,492
	2014		289,835
	2015		288,641
	Thereafter		670,398
		$	1,824,225

Rent and lease expense for the year ended June 30, 2011 was $329,560.

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims, and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not currently believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

NOTE 5 – NOTE PAYABLE

The Company has a note payable to the Portland Development Commission (PDC). The note matures on January 1, 2018 and requires monthly principal and interest payments of $535 at a fixed interest rate of 3.00%. The note is secured by all business assets of the Company and includes acceleration provisions if the Company sells the collateral, moves from its present location in Portland, Oregon, or sells 49% or more of its stock, unless waived by PDC. As of June 30, 2011, the Company's outstanding balance was $84,131.

NOTE 6 – RELATED PARTY TRANSACTIONS

Executive stock option agreement – In a prior year, the current sole stockholder of the Company entered into an agreement with a former executive that provided the former executive with an option to acquire 100 shares, or 50%, of the Company's common stock from the sole stockholder. During the current year, an agreement was reached whereby the Company paid the former executive an amount for cancellation of the option. As part of the agreement, the former executive agreed to abide by the terms of his employment agreement and other provisions. Should the former executive abide by this provision of the agreement, the Company has agreed to pay an additional amount in September 2011, subject to specified adjustments.

Employee and officer receivables – As of June 30, 2011, the Company held $1,485 and $2,907 in receivables due from various employees and the sole stockholder of the Company, respectively.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit plan qualified under section 401(k) of the Internal Revenue Code. The Company makes a matching contribution at the discretion of the Board of Directors annually, and recognized an expense of $33,895 for the year ended June 30, 2011.

NOTE 8 – OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	219,335
Deduct nonallowable assets		
Employee and officer receivables		(4,392)
Furniture and equipment, net		(91,017)
Prepaid expenses and other assets		(53,621)
Customer debits		(3,941)
		(152,971)
Net capital before haircuts on securities positions		66,364
Deduct:		
Haircuts on trading and investment securities – other		(4,587)
Net capital	$	61,777
AGGREGATE INDEBTEDNESS		
Total items included in statement of financial condition	$	518,788
Total aggregate indebtedness	$	518,788
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness $518,788 x 6.67%	$	34,603
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	50,000
NET CAPITAL REQUIREMENT	$	50,000
EXCESS NET CAPITAL AT 1500%	$	11,777
EXCESS NET CAPITAL AT 1000%	$	9,898
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.40 to 1

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
JUNE 30, 2011

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2011, computed by Phillips & Company Securities, Inc., in its Form X-17A-5, Part IIA, as filed with the FINRA, differs from the above computation, which is based on audited financial statements, as follows:

Net capital reported in the Company's (unaudited) Form X-17A-5, Part IIA	$ 114,389
Adjustments	
Increase in rent and other expense	(62,207)
Decrease in prepaid expenses and other assets	8,915
Decrease in haircuts on trading and investment securities – other	680
Total audit adjustments	(52,612)
Net capital	$ 61,777

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Phillips & Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillips & Company Securities, Inc. (the Company) for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

MOSS-ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

MOSS-ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended June 30, 2011, and this report does not affect our report thereon dated August 26, 2011. The Financial Industry Regulatory Authority determined that the Company had not complied with certain provisions of SEC Rule 15c3-1 in its computation of net capital and certain calculations were subsequently amended as a result. This finding is indicative of a material weakness in the practices and procedures that we consider relevant to making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11). The material weakness identified was related to controls over non-routine transactions. The Company has subsequently increased their oversight over non-routine transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 26, 2011

SIPC SUPPLEMENTAL INFORMATION

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Phillips & Company Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2010 to June 30, 2011, which were agreed to by Phillips & Company Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $5 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended June 30, 2010 with the amounts reported in Form SIPC-7 for the period from July 1, 2010 to June 30, 2011, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

MOSS ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5 – (continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 26, 2011

EXHIBIT I
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM JULY 1, 2010 TO JUNE 30, 2011

Date Paid	Amount Paid
January 31, 2011	$ 7,649.02
August 11, 2011	7,998.86
	$ 15,647.88

Report of Independent Registered Public
Accounting Firm and Financial Statements
(with supplemental information) for

Phillips & Company Securities, Inc.

June 30, 2011